**File No. 82-188**
March 13, 2007

**Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release**

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

**News release re:**



**Kirin: English Language Summary of Amendment to Extraordinary Report**
**Kirin: Additional Notification with Respect to Corporate Split**
**Kirin: Additional Notification with Respect to Corporate Split in Connection with Implementation of Pure Holding Company System and Change of Corporate Name**

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).



Very truly yours,

Kirin Brewery Company, Limited

By

Name: Makoto Ando
Title: IR Manager,
Corporate Communications & IR Group

## English Language Summary of Amendment to Extraordinary Report
## *(Rinjihokoku-sho no Teiseihoukoku-sho)*

### 1. Reasons for Submission

On May 12, 2006, Kirin Brewery Company, Limited (the "Company") submitted, pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan (the "SEL") and Article 19, Paragraph 2, Section 7 of the Cabinet Office ordinance concerning disclosure of business enterprises' conditions and other matters, an extraordinary report (the "Extraordinary Report") to the Director General of the Kanto Local Finance Bureau of the Ministry of Finance Japan with respect to the approval by its Board of Directors of the implementation of a pure holding company system in July 2007. At the meeting of the Board of Directors held on February 7, 2007, the Board approved the relevant corporate split agreements (effective as of July 1, 2007) in connection with the implementation of the pure holding company system, and the Company made an announcement thereof on the same day. Accordingly, pursuant to Article 24-5, Paragraph 5 of the SEL, the Company would like to submit this amendment to the Extraordinary Report (the "Amendment").

### 2. Contents of Report

(A) Corporate Split implemented to transfer the Company's domestic alcoholic beverage business to Kirin Holdings Company, Limited ("Kirin Holdings")

[Before this Amendment]

5. Outline of Kirin Holdings after the Corporate Split
   Amount of net assets and total assets were referenced as undetermined.

[As amended by this Amendment]

5. Outline of Kirin Holdings after the Corporate Split
   (5) Amount of net assets: 4,216 hundred million yen (as forecasted)
   (6) Amount of total assets: 5,749 hundred million yen (as forecasted)

(B) Corporate Split implemented to transfer the Company's pharmaceutical business to Kirin Pharma Company, Limited ("Kirin Pharma")

[Before this Amendment]

5. Outline of Kirin Holdings after the Corporate Split
   Amount of net assets and total assets were referenced as undetermined.

[As amended by this Amendment]

5. Outline of Kirin Pharma after the Corporate Split
   (5) Amount of net assets: 650 hundred million yen (as forecasted)
   (6) Amount of total assets: 815 hundred million yen (as forecasted)

(C) Corporate Split implemented to transfer the Company's common support functions business (including personnel, accounting, administrative and procurement) to Kirin Business Expert Company, Limited ("Kirin Business Expert")

[Before this Amendment]

5. Outline of Kirin Business Expert after the Corporate Split
   Amount of net assets and total assets were referenced as undetermined.

[As amended by this Amendment]

5. Outline of Kirin Business Expert after the Corporate Split
   (5) Amount of net assets: 9 hundred million yen (as forecasted)
   (6) Amount of total assets: 27 hundred million yen (as forecasted)

March 13, 2007

For Immediate Release

Company Name: Kirin Brewery Company, Limited
(Stock Code: 2503)
Name of Representative: Kazuyasu Kato, President and Representative Director
Direct your queries to: Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Corporate Communications Division
(Tel: +81-3-5540-3455)

# Additional Notification with Respect to Corporate Split ("*Kan-i Bunkatsu*")

In addition to our press release, "Notification with Respect to Corporate Split ("*Kan-i Bunkatsu*")" dated February 7, 2007, we would like to provide the following information.

*****

<u>Outline of businesses to be split and transferred</u>

Line-items and value of assets and liabilities of the businesses to be split and transferred (as of December 31, 2006)

1. Assets and liabilities to be transferred to Kirin Agribio Company, Limited (Agribio business)

(hundred-million yen)

| Assets | | Liabilities | |
|---|---|---|---|
| Line-item | Book value | Line-item | Book value |
| Current assets | 0 | Current liabilities | — |
| Fixed assets | 13 | Long-term liabilities | — |
| Total | 13 | Total | — |

2. Assets and liabilities to be transferred to Kirin Business System Co., Ltd. (information processing service business)

(hundred-million yen)

| Assets | | Liabilities | |
|---|---|---|---|
| Line-item | Book value | Line-item | Book value |
| Current assets | 0 | Current liabilities | 0 |
| Fixed assets | 33 | Long-term liabilities | 0 |
| Total | 34 | Total | 0 |

3. Assets and liabilities to be transferred to Kirin Hotel Development Co., Ltd. (hotel business)

(hundred-million yen)

| Assets | | Liabilities | |
|---|---|---|---|
| Line-item | Book value | Line-item | Book value |
| Current assets | — | Current liabilities | 0 |
| Fixed assets | 30 | Long-term liabilities | 6 |
| Total | 30 | Total | 6 |

March 13, 2007

For Immediate Release

Company Name: Kirin Brewery Company, Limited
(Stock Code: 2503)
Name of Representative: Kazuyasu Kato, President and Representative Director
Direct your queries to: Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Corporate Communications Division
(Tel: +81-3-5540-3455)

**Additional Notification with Respect to Corporate Split in Connection with Implementation of Pure Holding Company System and Change of Corporate Name**

In addition to our press release, "Notification with Respect to Corporate Split in Connection with Implementation of Pure Holding Company System and Change of Corporate Name" dated February 7, 2007, we would like to provide the following information.

*****

Outline of businesses to be split and transferred

Line-items and value of assets and liabilities of the businesses to be split and transferred (as of December 31, 2006)

1. Assets and liabilities to be transferred to Kirin Holdings Company, Limited (domestic alcoholic beverage business)

(hundred-million yen)

| Assets | | Liabilities | |
|---|---|---|---|
| Line-item | Book value | Line-item | Book value |
| Current assets | 1,938 | Current liabilities | 580 |
| Fixed assets | 3,810 | Long-term liabilities | 952 |
| Total | 5,749 | Total | 1,533 |

2. Assets and liabilities to be transferred to Kirin Pharma Company, Limited (pharmaceutical business)

(hundred-million yen)

| Assets | | Liabilities | |
|---|---|---|---|
| Line-item | Book value | Line-item | Book value |
| Current assets | 393 | Current liabilities | 75 |
| Fixed assets | 417 | Long-term liabilities | 90 |
| Total | 810 | Total | 165 |

3. Assets and liabilities to be transferred to Kirin Business Expert Company, Limited (common support function business)

(hundred-million yen)

| Assets | | Liabilities | |
|---|---|---|---|
| Line-item | Book value | Line-item | Book value |
| Current assets | 10 | Current liabilities | 2 |
| Fixed assets | 16 | Long-term liabilities | 15 |
| Total | 27 | Total | 17 |

END